EXHIBIT 3

December 24, 2022

Andre Pienaar

Chief Executive Officer C5 Capital USA LLC

1701 Pennsylvania Ave. NW, Suite 460

Washington, DC 20006

Dear Mr. Pienaar,

Ironnet, Inc. (the “Company” or “we”) would like to thank you for C5 Capital USA LLC’s (“C5” or “you”) interest in a potential acquisition (the “Transaction”) of the Company, including your Non-Binding Letter of Intent dated as of December 22, 2022 (the “LOI”).

The Company appreciates your confidence in the Company’s long term value, future growth potential and competitive position in the global market place. The Company and its Board of Directors (the “Board”) are interested in carrying on further discussions with you regarding a Transaction. In fact, a quorum of the Board met on the evening of December 22, 2022 and discussed the LOI and your offer at length. As you are aware, the Company faces exigent circumstances and continues to actively pursue additional financing, and the Board has initiated a review of strategic alternatives for the Company. The Company’s management anticipates that, in the absence of additional sources of liquidity, the Company’s existing cash and cash equivalents and anticipated cash flows from operations will not be sufficient to meet the Company’s operating and liquidity needs beyond the end of December 2022. As a result of these exigent circumstances, the Company and its Board continue to discuss your offer and look forward to progressing to the negotiation of price and a definitive agreement.

The Company would like to directly address your proposal to condition the Transaction on: (i) that the Board establish a special committee of independent directors with plenary authority to accept or reject your proposal or any other proposal you may make, including engaging new financial and legal advisors separate from those the Company has retained and (ii) approval by a majority of the shares not owned by the Buyer Group (as defined in the LOI). As discussed by a quorum of the Board at length, under the exigent circumstances described above and taking into account the composition of the Board and the Company’s stockholder base, the Company and a quorum of its Board do not believe these conditions are necessary to protect the Company and all of its residual claimants. Moreover, where time is of the essence, as it is here, these additional procedural hurdles could preclude the possibility of a Transaction. Accordingly, at this time, the Company and its Board are not prepared to accept these conditions. The Company and its Board are willing to continue to discuss any structural matters with you cooperatively as we proceed to negotiations of a definitive agreement.

We look forward to the opportunity to continue discussing this proposal with you and your advisors, with the goal of consummating a successful transaction expeditiously.

Sincerely,

By:	/s/ Gen Keith Alexander (Ret.)
Name: Gen. Keith Alexander (Ret.)
Title: Chief Executive Officer IronNet, Inc.